FUSA CAPITAL CORPORATION
 701 Fifth Avenue, Suite 4200,
Seattle, WA,  98104
Tel: 206-274-5107

July 6, 2010

Mr. Michael F. Johnson
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	FUSA Capital Corporation
Preliminary Information Statement on Schedule 14C
Filed February 18, 2010
File No. 000-50274

Dear Mr. Johnson:

In response to the comment letter dated June 3, 2010 (“Comment Letter”) the Company hereby acknowledges to the SEC the following:

-	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
FUSA CAPITAL CORPORATION
/s/ Jenifer Osterwalder
Jenifer Osterwalder
Chief Executive Officer